UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 10-K/A

AMENDMENT NO. 2 TO FORM 10-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

        For the transition period ended: _________________________

Commission File Number: 1-7211

IONICS, INCORPORATED

(Exact name of registrant as specified in its charter)

                       Massachusetts                                 04-2068530
                 (State of incorporation)               (IRS Employer Identification Number)

                      65 Grove Street
                 Watertown, Massachusetts                              02472
         (Address of principal executive offices)                    (Zip Code)

        Registrant’s telephone number, including area code: (617) 926-2500

Securities registered pursuant to Section 12(b) of the Act: Common Stock, $1.00 par value

Name of each exchange on which registered: New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes X    No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).

Yes X    No __

The aggregate market value of the Common Stock of the registrant held by non-affiliates as of June 28, 2002 was $415,244,560 (17,123,487 shares at $24.25 per share). (Includes shares owned by a trust for the indirect benefit of a non-employee director, and by a trust for the indirect benefit of a spouse of a non-employee director).

As of March 21, 2003, 17,555,046 shares of Common Stock, $1.00 par value, were issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The Registrant filed a definitive proxy statement pursuant to Regulation 14A within 120 days of the end of the fiscal year ended December 31, 2002. Portions of such proxy statement are incorporated by reference into Item 5 and Part III of this Annual Report on Form 10-K.

The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its Annual Report on Form 10-K for the fiscal year ended December 31, 2002 as set forth in the pages attached hereto:

1.     Item 15(a) 3. of Part IV of said report on Form 10-K is amended to list Form 11-K, Annual Report of the Ionics Section 401(k) Stock Savings Plan for the year ended December 31, 2002, as Exhibit 13 thereto, and the Consent of Belanger & Company, P.C., independent public accountants, as Exhibit 23.2 thereto. The Annual Report of the Ionics Section 401(k) Stock Savings Plan on Form 11-K for the year ended December 31, 2002 is hereby filed pursuant to Rule 15d-21 and General Instruction F to Form 10-K as an Exhibit to said Annual Report on Form 10-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

IONICS, INCORPORATED
(Registrant)

Date:  June 26, 2003

By:     /s/Stephen Korn
          Stephen Korn
          Vice President and
          General Counsel

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Arthur L. Goldstein, certify that:

1.	I have reviewed this Amendment No. 2 to annual report on Form 10-K of Ionics, Incorporated;

2.

Based on my knowledge, this Amendment No. 2 to annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this Amendment No. 2 to annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods in this annual report;

4.

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls, and

6.

The registrant’s other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Arthur L. Goldstein
Arthur L. Goldstein
Chairman and
Chief Executive Officer
June 26, 2003

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Daniel M. Kuzmak, certify that:

1.	I have reviewed this Amendment No. 2 to annual report on Form 10-K of Ionics, Incorporated;

2.

Based on my knowledge, this Amendment No. 2 to annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this Amendment No. 2 to annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods in this annual report;

4.

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls, and

6.

The registrant’s other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Daniel M. Kuzmak
Daniel M. Kuzmak
Vice President and
Chief Financial Officer
June 26, 2003

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) 1. Financial Statements

           See Index to Financial Statements and Financial Statement Schedule on page 37.

      2.  Financial Statement Schedule

See Index to Financial Statements and Financial Statement Schedule on page 37. All other Financial Statement Schedules have been omitted because they are either not applicable or the required information is included in the Consolidated Financial Statements or notes thereto.

      3.     Exhibits

Exhibit
No.        Description

3.0	Articles of Organization and By-Laws

3.1	Restated Articles of Organization filed April 16, 1986 (filed as Exhibit 3.1 to the Company's * Annual Report on Form 10-K for the year ended December 31, 1997).

3.1(a)	Amendment to Restated Articles of Organization filed June 19, 1987 (filed as Exhibit 3.1(a) * to the Company's Annual Report on Form 10-K for the year ended December 31, 1997).

3.1(b)	Amendment to Restated Articles of Organization filed May 13, 1988 (filed as Exhibit 3.1(b) * to Registration Statement No. 33-38290 on Form S-2 effective January 24, 1991).

3.1(c)	Amendment to Restated Articles of Organization filed May 8, 1992 (filed as Exhibit 3.1 to * the Company's Quarterly Report on Form 10-Q for the quarterly period ending June 30, 1996).

3.1(d)	Amendment to Restated Articles of Organization filed May 8, 1998 (filed as Exhibit 3.1(a) * to the Company's Quarterly Report on Form 10-Q for the quarterly period ending March 31, 1998).

3.2	By-Laws, as amended through May 2, 2000 (filed as Exhibit 3.2 to the Company's Quarterly * Report on Form 10-Q for the quarterly period ended March 31, 2000).

4.0	Instruments defining the rights of security holders, including indentures

4.1	Renewed Rights Agreement, dated as of August 19, 1997 between Registrant and * BankBoston N.A. (filed as Exhibit 1 to the Company's Current Report on Form 8-K dated August 27, 1997).

4.2	Form of Common Stock Certificate (filed as Exhibit 4.2 to the Company's Annual Report * on Form 10-K for the year ended December 31, 1997).

10.0	Material Contracts

10.1	1979 Stock Option Plan, as amended through February 22, 1996 (filed as Exhibit 10.1 * to the Company's Annual Report on Form 10-K for the year ended December 31, 1995).

10.2	1986 Stock Option Plan for Non-Employee Directors, as amended through February * 26, 2002 (filed as Exhibit 10.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).

10.3	1997 Stock Incentive Plan, as amended through May 8, 2002 (filed as Exhibit 10.1 * to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).

10.4	Second Amendment and Waiver to Third Amended and Restated Revolving Credit *
Agreement dated as of March 28, 2002 between the Company and Fleet National Bank
(filed as Exhibit 10.3 to the Company's Annual Report on Form 10-K
for the year ended December 31, 2001).

10.4(1)	First Amendment and Waiver to Third Amended and Restated Revolving Credit *
Agreement dated as of December 21, 2001 by and among the Company, Fleet
National Bank (as agent and lender), Bank America, N.A., The Chase Manhattan Bank and Mellon Bank, N.A. (filed as Exhibit 10.3(1) to the Company's Annual Report on
Form 10-K for the year ended
December 31, 2001).

10.5	Third Amended and Restated Credit Agreement dated as of June 29, 2001, among the *
Company, Fleet National Bank (as agent and lender), Bank of America, N.A., The
Chase Manhattan Bank and Mellon Bank, N.A. (filed as Exhibit 4.1 to the
Company's Quarterly Report on Form 10-Q for the quarterly period ended
June 30, 2001).

10.6	Global Amendment and Affirmation Agreement dated as of June 29, 2001, among the *
Company, Fleet National Bank and certain subsidiaries of the Company (filed as
Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended
June 30, 2001).

10.7	1994 Restricted Stock Plan (filed as Exhibit 10.12 to the Company's Annual Report * on Form 10-K dated March 30, 1995).

10.8	Master Agreement dated as of November 30, 2001 by and between the Company and *
The Perrier Group of America, Inc. (filed as Exhibit 2.1 to the Company's Current
Report on Form 8-K dated January 15, 2002).

10.9	Form of Employee Retention Agreement dated February 24, 1998 between the Company *
and certain officers of the Company and its subsidiaries (filed as Exhibit 10.9 to the
Company's Annual Report on Form 10-K dated December 31, 1997).

10.10	Ionics, Incorporated Supplemental Executive Retirement Plan effective as of January * 1, 1996 (filed as Exhibit 10.10 to the Company's Annual Report on Form 10-K dated December 31, 1997).

10.11	Shareholders' Agreement dated April 3, 2001 between the Company and Mohammed *
Abdulmohsin Al-Kharafi & Sons (filed as Exhibit 10.1 to the Company's Quarterly
Report on Form 10-Q for the quarterly period ended March 31, 2001).

10.12	1998 Non-Employee Directors Fee Plan (filed as Exhibit 10.1 to the Company's Quarterly * Report on Form 10-Q for the quarterly period ending September 30, 1998).

10.13	Shareholders' Agreement dated as of May 12, 2000, by and among the Company, *
Hafeez Karamath Engineering Services Limited, and Desalination Company of
Trinidad and Tobago Ltd., as amended on June 16, 2000 (filed as
Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q
for the quarterly period ended June 30, 2000).

10.14	Loan Agreement dated as of October 25, 2000 between the Company and Hafeez Karamath *
Engineering Services Limited (filed as Exhibit 10.13 to the Company's Annual Report on
Form 10-K for the year ended December 31, 2000).

13.0	Annual Report of Ionics Section 401(k) Stock Savings Plan on Form 11-K for the year ended (Page 11) December 31, 2002.

21.0	Subsidiaries of the Registrant.

23.0	Consents

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Belanger & Company P.C. (Page 23)

24.0	Power of Attorney.

_________________
*Incorporated herein by reference

(b)     Reports on Form 8-K

One report on Form 8-K was filed by the Company with the Securities and Exchange Commission (Commission) during the three-month period ended December 31, 2002. This report, filed on November 14, 2002, reported under Item 9 the submission to the Securities and Exchange Commission of the Certifications signed by the Chief Executive Officer and by the Chief Financial Officer, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, relating to the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2002 filed on November 14, 2002.

EXHIBIT INDEX

Exhibit
No.     Description
3.0	Articles of Organization and By-Laws

3.1	Restated Articles of Organization filed April 16, 1986 (filed as Exhibit 3.1 to the Company's * Annual Report on Form 10-K for the year ended December 31, 1997).

3.1(a)	Amendment to Restated Articles of Organization filed June 19, 1987 (filed as Exhibit 3.1(a) * to the Company's Annual Report on Form 10-K for the year ended December 31, 1997).

3.1(b)	Amendment to Restated Articles of Organization filed May 13, 1988 (filed as Exhibit 3.1(b) * to Registration Statement No. 33-38290 on Form S-2 effective January 24, 1991).

3.1(c)	Amendment to Restated Articles of Organization filed May 8, 1992 (filed as Exhibit 3.1 to * the Company's Quarterly Report on Form 10-Q for the quarterly period ending June 30, 1996).

3.1(d)	Amendment to Restated Articles of Organization filed May 8, 1998 (filed as Exhibit 3.1(a) * to the Company's Quarterly Report on Form 10-Q for the quarterly period ending March 31, 1998).

3.2	By-Laws, as amended through May 2, 2000 (filed as Exhibit 3.2 to the Company's Quarterly * Report on Form 10-Q for the quarterly period ended March 31, 2000).

4.0	Instruments defining the rights of security holders, including indentures

4.1	Renewed Rights Agreement, dated as of August 19, 1997 between Registrant and * BankBoston N.A. (filed as Exhibit 1 to the Company's Current Report on Form 8-K dated August 27, 1997).

4.2	Form of Common Stock Certificate (filed as Exhibit 4.2 to the Company's Annual Report * on Form 10-K for the year ended December 31, 1997).

10.0	Material Contracts

10.1	1979 Stock Option Plan, as amended through February 22, 1996 (filed as Exhibit 10.1 * to the Company's Annual Report on Form 10-K for the year ended December 31, 1995).

10.2	1986 Stock Option Plan for Non-Employee Directors, as amended through February * 26, 2002 (filed as Exhibit 10.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).

10.3	1997 Stock Incentive Plan, as amended through May 8, 2002 (filed as Exhibit 10.1 * to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).

10.4	Second Amendment and Waiver to Third Amended and Restated Revolving Credit *
Agreement dated as of March 28, 2002 between the Company and Fleet National Bank
(filed as Exhibit 10.3 to the Company's Annual Report on Form 10-K
for the year ended December 31, 2001).

10.4(1)	First Amendment and Waiver to Third Amended and Restated Revolving Credit *
Agreement dated as of December 21, 2001 by and among the Company, Fleet
National Bank (as agent and lender), Bank America, N.A., The Chase Manhattan Bank and Mellon Bank, N.A. (filed as Exhibit 10.3(1) to the Company's Annual Report on
Form 10-K for the year ended
December 31, 2001).

10.5	Third Amended and Restated Credit Agreement dated as of June 29, 2001, among the *
Company, Fleet National Bank (as agent and lender), Bank of America, N.A., The
Chase Manhattan Bank and Mellon Bank, N.A. (filed as Exhibit 4.1 to the
Company's Quarterly Report on Form 10-Q for the quarterly period ended
June 30, 2001).

10.6	Global Amendment and Affirmation Agreement dated as of June 29, 2001, among the *
Company, Fleet National Bank and certain subsidiaries of the Company (filed as
Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended
June 30, 2001).

10.7	1994 Restricted Stock Plan (filed as Exhibit 10.12 to the Company's Annual Report * on Form 10-K dated March 30, 1995).

10.8	Master Agreement dated as of November 30, 2001 by and between the Company and *
The Perrier Group of America, Inc. (filed as Exhibit 2.1 to the Company's Current
Report on Form 8-K dated January 15, 2002).

10.9	Form of Employee Retention Agreement dated February 24, 1998 between the Company *
and certain officers of the Company and its subsidiaries (filed as Exhibit 10.9 to the
Company's Annual Report on Form 10-K dated December 31, 1997).

10.10	Ionics, Incorporated Supplemental Executive Retirement Plan effective as of January * 1, 1996 (filed as Exhibit 10.10 to the Company's Annual Report on Form 10-K dated December 31, 1997).

10.11	Shareholders' Agreement dated April 3, 2001 between the Company and Mohammed *
Abdulmohsin Al-Kharafi & Sons (filed as Exhibit 10.1 to the Company's Quarterly
Report on Form 10-Q for the quarterly period ended March 31, 2001).

10.12	1998 Non-Employee Directors Fee Plan (filed as Exhibit 10.1 to the Company's Quarterly * Report on Form 10-Q for the quarterly period ending September 30, 1998).

10.13	Shareholders' Agreement dated as of May 12, 2000, by and among the Company, *
Hafeez Karamath Engineering Services Limited, and Desalination Company of
Trinidad and Tobago Ltd., as amended on June 16, 2000 (filed as
Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q
for the quarterly period ended June 30, 2000).

10.14	Loan Agreement dated as of October 25, 2000 between the Company and Hafeez Karamath *
Engineering Services Limited (filed as Exhibit 10.13 to the Company's Annual Report on
Form 10-K for the year ended December 31, 2000).

13.0	Annual Report of Ionics Section 401(k) Stock Savings Plan on Form 11-K for the year ended (Page 11) December 31, 2002.

21.0	Subsidiaries of the Registrant.

23.0	Consents

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Belanger & Company P.C. (Page 23)

24.0	Power of Attorney.

_________________
*Incorporated herein by reference

Exhibit No. 13 to Annual Report on Form 10-K of Ionics, Incorporated for the year ended December 31, 2002

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

    [X]        Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

OR

        [ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from __________ to __________

Commission File Number: 1-7211

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Ionics Section 401(k) Stock Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

IONICS, INCORPORATED
65 Grove Street
Watertown, MA 02472-2882

IONICS SECTION 401(k) STOCK SAVINGS PLAN

INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                                                                          Page

Independent Auditors' Report                                                                                                                                         2

Financial Statements:

      Statements of Net Assets Available for Benefits at December 31, 2002 and 2001                                             3

      Statements of Changes in Net Assets Available for Benefits for the year ended December 31, 2002            4

Notes to Financial Statements                                                                                                                                          5

Supplemental Schedules:

      Schedule of Assets Held for Investment Purposes at December 31, 2002                                                          9

INDEPENDENT AUDITORS’ REPORT

Administrators
Ionics Section 401(k) Stock Savings Plan
Watertown,
Massachusetts

We have audited the accompanying statements of net assets available for benefits of the Ionics Section 401(k) Stock Savings Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Belanger & Company, P.C.
BELANGER & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Chelmsford, Massachusetts
June 11, 2003

IONICS SECTION 401(k) STOCK SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2002	2001
Assets:
Investments (see Note C)	$23,312,269	$27,121,799

Receivables:
Employer contribution	51,917	49,014
Participant contributions	221,992	248,934

Total receivables	273,909	297,948

Total assets	23,586,178	27,419,747
Liabilities	0	0

Net assets available for benefits	$23,586,178	$27,419,747

See accompanying notes to the financial statements.

IONICS SECTION 401(k) STOCK SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2002
Additions:
Additions (reductions) to net assets attributed to:
Investment income:
Net depreciation in fair value of investments (see Note C)	$(4,616,653)
Interest	139,877
Dividends	143,301

(4,333,475)

Contributions:
Participant	2,967,858
Employer	609,662

3,577,520

Total additions (reductions)	(755,955)
Deductions:
Withdrawals by and distributions to participants	(3,077,614)

Net decrease	(3,833,569)
Net assets available for benefits:
Beginning of year	27,419,747

End of year	$ 23,586,178

See accompanying notes to the financial statements.

IONICS SECTION 401(k) STOCK SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

A. Description of Plan

The following description of the Ionics, Incorporated and domestic subsidiaries (“Company”) 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

1.	General. The Plan is a defined contribution plan covering all permanent employees of the Company working at least 20 hours per week. Employees become eligible to participate effective as of the first day of the month coincident with or next following the employee’s date of hire.

2.	Contributions. Each year, participants may contribute up to 12 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers Company stock and seven mutual funds as investment options for participants. The Company contributes 50% of the first 6 percent of base compensation that a participant contributes to the Company stock portion of the Plan. The matching Company contribution is invested directly in Ionics, Incorporated common stock. Contributions are subject to certain limitations.

3.	Participant Accounts. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings. Allocations are based on total investment earnings and average participant investment balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

4.	Vesting. Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service ranging from 33 1/3% after two years to 100% after four years.

5.	Participant Loans. Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with local prevailing rates as determined by the Plan administrator.

6.	Payment of Benefits. On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over the life expectancy of the Participant (or the joint life expectancy of the Participant and spouse or beneficiary).

7.	Plan Expenses. The Plan provides that the Company shall pay all expenses of the Plan and its administration.

B. Summary of Accounting Policies

      Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      Investment Valuation and Income Recognition

Investment of the Plan in Ionics, Incorporated Common Stock is stated at the last sales price on December 31 as reported on the New York Stock Exchange. Shares of mutual funds are valued at the Net Asset Value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

C. Investments

        The following presents investments that represent 5 percent or more of the Plan’s net assets.

	December 31,
	2002		2001
Ionics, Incorporated common stock, 493,893 and 469,796
shares, respectively	11,260,76	0	14,107,97	4
Puritan Fund, 118,828 and 125,870 shares, respectively	1,876,296		2,224,126
Contrafund Fund, 99,891 and 101,392 shares, respectively	3,866,793		4,336,547
BT Pyramid GIC Fund	1,786,105		1,396,208

*Nonparticipant-directed

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $4,616,653 as follows:

Mutual funds	$(1,289,782)
Ionics, Incorporated common stock	(3,326,871)

$(4,616,653)

D. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2002	2001
Net assets:
Common stock	$11,260,760	$14,107,974

Year Ended 12/31/02
Changes in net assets:
Contributions	$ 1,561,171
Net depreciation	(3,326,871)
Benefits paid to participants	(1,081,514)

$(2,847,214)

E. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

F.     Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2002 and 2001 to Form 5500:

	2002	2001
Net assets available for benefits per the
financial statements	$ 23,586,178	$ 27,419,747
Amounts allocated to withdrawing
participants	(4,115)	(165,207)

Net assets available for benefits per the
Form 5500	$ 23,582,063	$ 27,254,540

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2002 to Form 5500:

Distributions to participants per the
financial statements	$ 3,077,614
Add: Amounts allocated to withdrawing
participants at December 31, 2002	4,115
Less: Amounts allocated to withdrawing
participants at December 31, 2001	(165,207)

Benefits paid to participants per Form 5500	$ 2,916,522

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31st but not yet paid as of that date.

G. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 12, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan was amended and restated effective on January 1, 2002 and further amended on November 18, 2002 and December 23, 2002. On January 3, 2003 a request was made to the Internal Revenue Service for a new determination letter. It is believed that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Attachment to Form 5500
Schedule H, Line 4 I
EIN: 04-2068530
Plan Number 003

Schedule I

IONICS SECTION 401(k) STOCK SAVINGS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2002

Description of Investment	Face Amount Shares or Rate	Cost	Current Value

Ionics, Incorporated
Common Stock	493,893	$13,435,232	$11,260,760
Fidelity Investments:
Puritan Fund	118,828	2,093,479	1,876,296
Contrafund	99,891	4,668,272	3,855,793
MainStay Institutional:
Indexed Bond	74,406	802,167	815,492
Asset Manager Fund	105,376	1,549,936	1,124,366
Indexed Equity Fund	26,565	755,974	536,355
Money Market	173,861	173,861
Janus Worldwide Fund	32,887	1,605,254	1,056,668
BT Pyramid GIC Fund		1,786,105	1,786,105
Participant Loans
(Rate of interest 5.75% to 11.00%)		0	826,573

Total funds invested		$26,870,280	$23,312,269

        See accompanying notes to the financial statements.

SIGNATURES

Ionics Section 401(k) Stock Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

IONICS SECTION 401(k)
STOCK SAVINGS PLAN

By: /s/Daniel M. Kuzmak
      Daniel M. Kuzmak, Member
     Plan Administrative Committee

Date: June 26, 2003

Exhibit No. 23.2 to Annual Report on Form 10-K
of Ionics, Incorporated for the year ended December 31, 2002

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the registration statement of the Ionics Section 401(k) Stock Savings Plan on Form S-8 (Registration No. 33-2092) of our report dated June 11, 2003 on our audits of the financial statements of the Ionics Section 401(k) Stock Savings Plan as of December 31, 2002 and 2001, which report is included in this Annual Report on Form 11-K of the Plan which is being filed as Exhibit 13 to the Annual Report on Form 10-K of Ionics, Incorporated for the year ended December 31, 2002.

/s/Belanger & Company, P.C.
BELANGER & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Chelmsford, Massachusetts
June 25, 2003